___________________________________ IN THE MATTER OF ALLEGHENY ENERGY, INC. et. al. File No. 70-8411 (Public Utility Holding Company Act of 1935) ___________________________________	: : : : : : : : : :	CERTIFICATE PURSUANT TO RULE 24 FOR THE QUARTER ENDED September 30, 2001

Through September 30, 2001, Allegheny Energy, Inc. (Allegheny Energy) has made capital contributions to Allegheny Ventures, Inc. ("Allegheny Ventures") and its subsidiaries totaling $123,308,846 including contributions for the third quarter of $3,635,871. During the third quarter of 2001, Allegheny Ventures performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by Allegheny Ventures during the third quarter of 2001 are shown below.

I.    Description of Activities

         A.     Consulting and Engineering Services

Allegheny Ventures provided engineering, consulting, procurement and distributed generation services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

Allegheny Energy and Allegheny Ventures have entered into an Acquisition Agreement ("Agreement") to acquire: 1) 100% of the outstanding common stock of Fellon-McCord Associates, Inc., a natural gas and electricity consulting and management services firm ("Fellon-McCord"), 2) 100% of the outstanding common stock of Alliance Gas Services, a Kentucky corporation ("AGS"), which owns 50% of the partnership interests in Alliance Energy Services Partnership, a Kentucky general partnership which provides natural gas supply and transportation services (Alliance), and 3) 100% of Conoco's 50% interest in Alliance. The Agreement provides for a payment of approximately $29.6 million in cash and up to $15 million in guarantees at closing plus certain future performance payments. The transaction closed in the fourth quarter of 2001.

         B.     Energy Management Services - APS Cogenex

As previously reported, Allegheny Ventures and EUA-Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex. Pending resolution of outstanding jobs, the APS Cogenex joint venture continues to exist.

Allegheny Ventures developed energy management products and services to be offered to customers in and around the service territory of its affiliates.

         C.     Electric Wholesale Generators (EWGs) and Foreign Utility Companies
                 (FUCOs)

Allegheny Ventures, through the Latin American Energy and Electricity Fund I, L.P. (LAEEF), a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in the third quarter. As of the end of the third quarter of 2001, Allegheny Ventures has invested $4,073,611 in LAEEF, including $20,074 directly invested in Fondelec GP, LP.

         D.     Real Estate Activities

Allegheny Ventures is engaged in various land management activities related to unused real property owned by its affiliates, including investigation of a joint venture with a real estate developer to develop and market a portion of these properties.

On October 19, 2001, Allegheny Ventures filed an application - declaration with the SEC seeking authorization to: transfer certain non-utility property identified as Friendship Technology Park to Allegheny Ventures; form one or more special purpose subsidiaries and / or enter into one or more joint ventures for the purpose of developing said property; and invest up to $50 million in the form of capital contributions, loans, or guarantees.

         E.     Development Activities

Allegheny Ventures is investigating the development of distributed generation and forming strategic alliances with equipment manufacturers and suppliers.

As of September 30, 2001, the Allegheny Ventures / Leasing Technologies International, Inc. filing before the SEC had not been withdrawn pending resolution of related potential litigation.

II.     Guarantees or assumption of liabilities by Allegheny Energy on behalf of Allegheny
         Ventures or its subsidiaries.

As part of the Fellon-McCord acquisition, Allegheny Energy and Allegheny Ventures plan to issue up to $15 million in guarantees on behalf of Fellon-McCord.

III.     Services Provided by Allegheny Ventures to Associate Companies

Except as stated above, Allegheny Ventures did not provide any services to associate companies during the third quarter of 2001.

IV.     Factoring Activities

Allegheny Ventures did not perform any activities associated with the factoring of accounts receivable in the third quarter of 2001.

ALLEGHENY ENERGY, INC.
ALLEGHENY VENTURES, INC.

/S/ THOMAS J. KLOC

Tom Kloc
Vice President and Controller

Dated: November 29, 2001

Allegheny Ventures, Inc.
Consolidated Statement of Operations

Unaudited
Nine Months Ended
(Thousand of Dollars)	September 30,
2001

OPERATING REVEUES:
$ 34,104
OPERATING EXPENSES:
Cost of goods sold	26,396
Transmission and distribution	1
Customer accounting and services	446
Administrative and general	7,802
Depreciation	528
Taxes other than income taxes	439
Federal and state income taxes	(169)
Total Operating Expenses	35,443
Operating Income	(1,339)

OTHER INCOME AND DEDUCTIONS:
Other income, net	29

Income before interest charges	(1,310)

INTEREST CHARGES:
Interest on long-term debt	193

CONSOLIDATED NET INCOME	$ (1,503)

Allegheny Ventures, Inc.
Consolidated Balance Sheet

(Thousands of Dollars)

Unaudited
September 30, 2001
ASSETS:
Property, Plant, and Equipment:
At original cost	$ 44,039
Accumulated depreciation	(1,565)
42,474
Investments and Other Assets:
Goodwill	1,130
Unregulated investments	26,610
Other	12,460
40,200
Current Assets:
Cash and temporary cash investments	5,191
Accounts receivable:
Electric Service	10,461
Other	2,246
Allowance for uncollectible accounts	(2,094)
Materials and supplies - at average cost:
Operating and construction	807
Interest receivable	174
Prepaid taxes	4,109
Prepaid insurance	4
Other	918
21,816
Deferred Charges:
Deferred income taxes	449
Other	267
716
Total Assets	$105,206

Allegheny Ventures, Inc.
Consolidated Balance Sheet (Cont'd)

(Thousands of Dollars)

Unaudited
September 30, 2001
CAPITALIZATION & LIABILITIES:
Other paid in capital	$123,309
Retained earnings	(37,532)
Other comprehensive income	(2,200)
Total Capitalization	83,577

Long-term debt	10,500
Total Capitalization and long-term debt	94,077

Current Liabilities:
Short-term debt	2,000
Accounts payable, affiliates, net	1,474
Accounts payable, other	1,402
Interest accrued	59
Taxes accrued:
Federal and state taxes	3,142
Other tax accrued	74
Other current liabilities	2,961
11,112
Deferred credits	17
Total Capitalization and Liabilities	$105,206